September 21, 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$500,000

Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar due March 27, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes provide limited bearish exposure to the performance of the European Union euro relative to the U.S. dollar.
•	The notes are designed for investors who seek a positive return based on any depreciation of the European Union euro relative to the U.S. dollar from the Strike Value to the Final Value, as reflected in the Bearish Reference Currency Return, at maturity if a Knock-Out Event has not occurred. A Knock-Out Event occurs if, on any day during the Monitoring Period, the Spot Rate is less than the Knock-Out Value, which is 93.50% of the Strike Value. The method of calculating the Reference Currency Return will diminish any depreciation of the European Union euro relative to the U.S. dollar. Please see “How Do Exchange Rates and the Bearish Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Notes — The Method of Calculating the Bearish Reference Currency Return Will Diminish Any Depreciation of the Reference Currency Relative to the Base Currency” for more information.
•	Investors should be willing to forgo interest payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on September 21, 2022 (the “Pricing Date”) and are expected to settle on or about September 26, 2022. The Strike Value has been determined by reference to certain intraday exchange rates of the European Union euro relative to the U.S. dollar that occurred on September 20, 2022 (the “Strike Date”) and not by reference to the Spot Rate on the Strike Date or the Pricing Date.
•	CUSIP: 48133MDH0

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$7.50	$992.50
Total	$500,000	$3,750	$496,250

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $7.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $981.90 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 2-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Reference Currency: The European Union euro (EUR)

Base Currency: The U.S. dollar (USD)

Participation Rate: 100.00%

Knock-Out Value: 93.50% of the Strike Value

Strike Date: September 20, 2022

Pricing Date: September 21, 2022

Original Issue Date (Settlement Date): On or about September 26, 2022

Observation Date*: March 22, 2023

Maturity Date*: March 27, 2023

Spot Rate: The Spot Rate on any relevant day is expressed as a number of U.S. dollars per one European Union euro and is equal to the U.S. dollar per one European Union euro exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page WMRSPOT05 (or any successor page) at approximately 10:00 a.m., New York City time, on that day

Currency Business Day: A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is Frankfurt, Germany) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

(i)               if a Knock-Out Event has not occurred: $1,000 × the Bearish Reference Currency Return × the Participation Rate, provided that the Additional Amount will not be less than $0; or

(ii)              if a Knock-Out Event has occurred: $0.

Because the Additional Amount will equal $0 and you will not benefit from any positive Bearish Reference Currency Return if a Knock-Out Event has occurred, the Knock-Out Value effectively caps your return at maturity. The maximum payment at maturity is $1,065.00 per $1,000 principal amount note.

Knock-Out Event: A Knock-Out Event occurs if, on any day during the Monitoring Period, the Spot Rate is less than the Knock-Out Value.

Monitoring Period: The period from but excluding the Strike Date to and including the Observation Date

Bearish Reference Currency Return:

(Strike Value – Final Value)
Strike Value

Please see “How Do Exchange Rates and the Bearish Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Notes — The Method of Calculating the Bearish Reference Currency Return Will Diminish Any Depreciation of the Reference Currency Relative to the Base Currency” for more information.

Strike Value: 0.99700, which is an exchange rate of the European Union euro relative to the U.S. dollar, expressed as a number of U.S. dollars per one European Union euro, determined in the sole discretion of the calculation agent by reference to certain intraday exchange rates of the European Union euro relative to the U.S. dollar on the Strike Date. The Strike Rate is not the Spot Rate on the Strike Date or the Pricing Date. See “Risk Factors — Potential Conflicts” in this pricing supplement for more information

Final Value: The Spot Rate on the Observation Date

PS-1 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

How Do Exchange Rates and the Bearish Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency. The Spot Rate is expressed as the number of U.S. dollars per one European Union euro.

As a result, an increase in the Spot Rate from the Strike Value to the Final Value means that the European Union euro has appreciated / strengthened relative to the U.S. dollar from the Strike Value to the Final Value. This means that it would take more U.S. dollars to purchase one European Union euro on the Observation Date than it did on the Strike Date. Viewed another way, one U.S. dollar could purchase fewer European Union euros on the Observation Date than it could on the Strike Date.

Conversely, a decrease in the Spot Rate from the Strike Value to the Final Value means that the European Union euro has depreciated / weakened relative to the U.S. dollar from the Strike Value to the Final Value. This means that one U.S. dollar could purchase more European Union euros on the Observation Date than it could on the Strike Date. Viewed another way, it would take fewer U.S. dollars to purchase one European Union euro on the Observation Date than it did on the Strike Date.

The Bearish Reference Currency Return reflects the inverse of the return of the European Union euro relative to the U.S. dollar from the Strike Value to the Final Value, calculated using the formula set forth above under “Key Terms — Bearish Reference Currency Return.” The Bearish Reference Currency Return increases when the European Union euro depreciates in value against the U.S. dollar and decreases when the European Union euro appreciates in value against the U.S. dollar. While the Bearish Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Bearish Reference Currency Return,” there are other reasonable ways to determine the return of the European Union euro relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the European Union euro relative to the U.S. dollar would be to calculate the return that would be achieved by converting European Union euros into U.S. dollars at the Strike Value on the Strike Date and then, on the Observation Date, converting back into European Union euros at the Final Value. In this pricing supplement, we refer to the return of the European Union euro relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Bearish Reference Currency Return formula, any depreciation of the European Union euro relative to the U.S. dollar will be diminished, as compared to a conversion return. In addition, the diminishing effect on any depreciation of the European Union euro relative to the U.S. dollar increases as the Bearish Reference Currency Return increases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Strike Value of 1.00 for the U.S. dollar relative to the European Union euro.

Example 1: The European Union euro strengthens from the Strike Value of 1.00 to the Final Value of 1.10.

The Bearish Reference Currency Return is equal to -10.00%, calculated as follows:

(1.00 – 1.10) / 1.00 = -10.00%

By contrast, if the return on the European Union euro were determined using a conversion return, the return would be -9.09%.

Example 2: The European Union euro weakens from the Strike Value of 1.00 to the Final Value of 0.90.

The Bearish Reference Currency Return is equal to 10.00%, calculated as follows:

(1.00 – 0.90) / 1.00 = 10.00%

By contrast, if the return on the European Union euro were determined using a conversion return, the return would be 11.11%.

Example 3: The European Union euro weakens from the Strike Value of 1.00 to the Final Value of 0.50.

The Bearish Reference Currency Return is equal to 50.00%, calculated as follows:

(1.00 – 0.50) / 1.00 = 50.00%

By contrast, if the return on the European Union euro were determined using a conversion return, the return would be 100.00%.

As Examples 2 and 3 above demonstrate, the diminishing effect on any depreciation of the European Union euro relative to the U.S. dollar increases as the Bearish Reference Currency Return increases.

The hypothetical Strike Value, Final Values and Bearish Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

PS-2 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

Hypothetical Payout Profile

The following table illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Reference Currency relative to a hypothetical Base Currency. The hypothetical payments set forth below assume the following:

•	a Strike Value of 1.00000;
•	a Participation Rate of 100.00%; and
•	a Knock-Out Value of 0.93500 (93.50% of the hypothetical Strike Value).

The hypothetical Strike Value of 1.00000 has been chosen for illustrative purposes only and does not represent the actual does not represent the actual Strike Value.  The actual Strike Value has been determined on the Strike Date in the sole discretion of the calculation agent and is specified under “Key Terms — Strike Value” in this pricing supplement. For historical data regarding the actual Spot Rates, please see the historical information set forth under “The Reference Currency” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Bearish Reference Currency Return	A Knock-Out Event Has Not Occurred (1)		A Knock-Out Event Has Occurred (1)
		Additional Amount	Payment at Maturity	Additional Amount	Payment at Maturity
1.65000	-65.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.50000	-50.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.40000	-40.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.30000	-30.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.20000	-20.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.10000	-10.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.05000	-5.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.01000	-1.00%	$0.00	$1,000.00	$0.00	$1,000.00
1.00000	0.00%	$0.00	$1,000.00	$0.00	$1,000.00
0.99000	1.00%	$10.00	$1,010.00	$0.00	$1,000.00
0.95000	5.00%	$50.00	$1,050.00	$0.00	$1,000.00
0.93500	6.50%	$65.00	$1,065.00	$0.00	$1,000.00
0.90000	10.00%	N/A	N/A	$0.00	$1,000.00
0.80000	20.00%	N/A	N/A	$0.00	$1,000.00
0.70000	30.00%	N/A	N/A	$0.00	$1,000.00
0.60000	40.00%	N/A	N/A	$0.00	$1,000.00
0.50000	50.00%	N/A	N/A	$0.00	$1,000.00
0.40000	60.00%	N/A	N/A	$0.00	$1,000.00
0.30000	70.00%	N/A	N/A	$0.00	$1,000.00
0.20000	80.00%	N/A	N/A	$0.00	$1,000.00
0.10000	90.00%	N/A	N/A	$0.00	$1,000.00
0.00000	100.00%	N/A	N/A	$0.00	$1,000.00

(1) A Knock-Out Event occurs if, on any day during the Monitoring Period, the Spot Rate is less than the Knock-Out Value.

PS-3 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

How the Notes Work

At maturity, investors will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. The value of the Additional Amount depends on whether a Knock-Out Event has occurred. A Knock-Out Event occurs if, on any day during the Monitoring Period, the Spot Rate is less than the Knock-Out Value of 93.50% of the Strike Value.

No Knock-Out Event Scenario:

If a Knock-Out Event has not occurred, the Additional Amount per $1,000 principal amount note will be equal to $1,000 times the Bearish Reference Currency Return times the Participation Rate of 100.00%.

•	For example, if (i) a Knock-Out Event has not occurred and (ii) the Bearish Reference Currency Return is 1.00%, investors will receive at maturity a 1.00% return, or $1,010.00 per $1,000 principal amount note.
•	For example, if (i) a Knock-Out Event has not occurred and (ii) the Bearish Reference Currency Return is 6.50%, investors will receive at maturity a 6.50% return, or $1,065.00 per $1,000 principal amount note, which reflects the maximum payment at maturity.

Knock-Out Event Scenario:

If a Knock-Out Event has occurred, the Additional Amount per $1,000 principal amount note will be zero and investors will receive only the principal amount of their notes at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If a Knock-Out Event has occurred or if a Knock-Out Event has not occurred and the Bearish Reference Currency Return is 0%, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE BEARISH ON THE REFERENCE CURRENCY RELATIVE TO THE BASE CURRENCY —

Because the notes are bearish on the Reference Currency relative to the Base Currency, your return on the notes will not benefit from any appreciation of the Reference Currency relative to the Base Currency over the term of the notes.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT VALUE —

Because the Additional Amount will equal $0 and you will not benefit from any positive Bearish Reference Currency Return if a Knock-Out Event has occurred, the Knock-Out Value effectively caps your return at maturity. The maximum payment at maturity is $1,065.00 per $1,000 principal amount note.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

PS-4 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

•	THE METHOD OF CALCULATING THE BEARISH REFERENCE CURRENCY RETURN WILL DIMINISH ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE BASE CURRENCY —

The Bearish Reference Currency Return reflects the inverse of the return of the European Union euro relative to the U.S. dollar from the Strike Value to the Final Value, calculated using the formula set forth above under “Key Terms — Bearish Reference Currency Return.” While the Bearish Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Bearish Reference Currency Return,” there are other reasonable ways to determine the return of the European Union euro relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the European Union euro relative to the U.S. dollar would be to calculate the return that would be achieved by converting European Union euros into U.S. dollars at the Strike Value on the Strike Date and then, on the Observation Date, converting back into European Union euros at the Final Value. In this pricing supplement, we refer to the return of the European Union euro relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Bearish Reference Currency Return formula, any depreciation of the European Union euro relative to the U.S. dollar will be diminished, as compared to a conversion return. In addition, the diminishing effect on any depreciation of the European Union euro relative to the U.S. dollar increases as the Bearish Reference Currency Return increases. See “How Do Exchange Rates and the Bearish Reference Currency Return Work?” in this pricing supplement for more information.

•	THE NOTES DO NOT PAY INTEREST.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT SHORT POSITION ON THE REFERENCE CURRENCY—

You may receive a lower payment at maturity than you would have received if you had held directly a short position on the European Union euro or contracts related to the European Union euro for which there is an active secondary market.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

In addition, although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that may affect the value of your notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

PS-5 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Reference Currency

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the U.S. dollar or the European Union euro is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the member countries of the European Union and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member countries of the European Union and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in the member countries of the European Union and the United States; and
•	the extent of governmental surplus or deficit in the member countries of the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the member countries of the European Union and the United States, and those of other countries important to international trade and finance.

PS-6 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES —

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the European Union, the member countries of the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT —

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL —

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the European Union, the member countries of the European Union and the United States and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN —

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Bearish Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

PS-7 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

The Spot Rate

The Spot Rate on any relevant day is expressed as a number of U.S. dollars per one European Union euro and is equal to the U.S. dollar per one European Union euro exchange rate as reported by Refinitiv on page WMRSPOT05 (or any successor page) at approximately 10:00 a.m., New York City time, on that day.

Historical Information

The following graph sets forth the historical performance of the European Union euro relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of U.S. dollars that can be exchanged for one European Union euro, which we refer to in this pricing supplement as the exchange rate) as shown on the Bloomberg Professional® service (“Bloomberg”), from January 6, 2017 through September 16, 2022. The Spot Rate on September 20, 2022 was 0.99815, calculated in the manner set forth under “Key Terms — Spot Rate” in this pricing supplement.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Bearish Reference Currency Return. The Bearish Reference Currency Return increases when the European Union euro depreciates in value against the U.S. dollar and decreases when the European Union euro appreciates in value against the U.S. dollar.

The historical exchange rates used to plot the graph below were determined using the exchange rates reported by Bloomberg, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Refinitiv page. The historical Spot Rate above and the exchange rates displayed in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date or any day during the Monitoring Period. There can be no assurance that the performance of the European Union euro relative to the U.S. dollar will result in a payment at maturity in excess of your principal amount.

Historical Performance of the European Union Euro Relative to the U.S. Dollar
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
U.S. Dollar / European Union Euro
EUR Strengthens
EUR Weakens
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Source: Bloomberg

Tax Treatment as Short-Term Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year,” in the accompanying product supplement no. 2-II. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “short-term obligations” for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the

PS-8 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

notes are uncertain. If you hold your notes to maturity, any gain you realize should be treated as ordinary income. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the

PS-9 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Spot Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note. A master note represents multiple securities that may be issued at different times and that may have different terms. The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks

PS-10 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar

not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Bearish Knock-Out Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar